SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____ .

Commission file number 1-13740

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Borders Group, Inc. Savings Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

(734) 477-1100
(Registrant’s telephone number, including area code)

Borders Group, Inc. Savings Plan
Index to Financial Statements and Supplemental Schedule

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	8

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures	9

Exhibit Index	10

Borders Group, Inc. Savings Plan
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Borders Group, Inc. Savings Plan (the Plan) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 27, 2006

Borders Group, Inc. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Cash	$44,819	$90,638

Investments at fair value (participant-directed)	128,922,852	117,508,854

Receivables
Accrued investment income	14,169	12,171
Company contributions	-	16,610
Participants’ contributions	-	43,107
Total receivables	14,169	71,888

Net assets available for benefits	$128,981,840	$117,671,380

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2005

Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation in fair value of investments	$3,740,000
Dividends and interest	4,257,434

Total investment income	7,997,434

Contributions:
Participants	11,693,418
Company	4,030,788

Total contributions	15,724,206

Other	135,391

Total additions	23,857,031

Deductions from net assets attributed to:
Participant withdrawals	12,372,383
Administrative expenses	34,030
Other	140,158

Total deductions	12,546,571

Increase in net assets	11,310,460

Net Assets:
Beginning of year	117,671,380

End of year	$128,981,840

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

1.  Plan Description

   The following description of the Borders Group, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

   General
   The Plan, as amended and restated, effective January 1, 1999, and as subsequently amended since that time, is a defined contribution plan covering substantially all employees of Borders Group, Inc. (the “Company”) who have six months of eligible service, as defined, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Merrill Lynch Trust Company, FSB (“Merrill Lynch”) is the trustee of the Plan. The Borders Group, Inc. Savings Plan Committee serves as Plan Administrator. The Company performs certain administrative functions.

   Contributions
   Participants may elect to contribute to the Plan up to 50% in 1% increments of their annual compensation on a pre-tax and/or after-tax basis in any Plan year. The total amount of their pre-tax and after-tax contributions cannot exceed 50% of their eligible compensation. For purposes of computing allowable participant contributions, participant compensation includes an employee's base salary or wages, bonus, commissions and overtime pay. Contributions by or on behalf of highly-compensated employees are limited by applicable discrimination rules.

   The Company provides matching contributions of 50% of the first 6% of compensation contributed to the Plan by participants and may make discretionary contributions to the Plan in amounts as determined by the Company's Board of Directors. Matching contributions are allocated to each participant’s account in the same manner as participant contributions.

   Participant Accounts
   Each participant's account is credited with the participant's contribution, matching and discretionary Company contributions and earnings on the investments in which the participant’s account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants employed prior to January 1, 2002 are fully vested at all times in their account balance. Participants employed on or after January 1, 2002 become vested in Company contributions as follows: 50% after one year of service, 75% after two years, and 100% after three years. Forfeitures are used first to restore account balances of reemployed participants pursuant to the Plan,

Borders Group, Inc. Savings Plan
Notes to Financial Statements

 1.  Plan Description (continued)
second to reduce Employer contributions pursuant to the Plan and third to pay Plan expenses. The plan has $82,026 in unallocated forfeitures at December 31, 2005. Participants are fully vested at all times in the portion of their account balance attributable to their contributions. Participants may direct the investment of their accounts among the investment funds offered by the Plan.

   Participant Loans
   Participants may borrow an amount equal to the lesser of $50,000 or up to 50% of their account balance. Loan repayments, including interest, are made through payroll deductions. The range of interest rates in effect for all outstanding loans at December 31, 2005 was 5.0% to 10.50%. Loan balances of terminated employees that are not repaid by the last day of the calendar quarter that begins after the employee’s termination date are treated as distributions.

   Payment of Benefits
   Upon termination of service, attainment of age 59-1/2, death or any other distributive event as defined in the Plan document, participants or their beneficiaries may elect to receive either a lump-sum amount equal to the value of their account balances or fixed periodic payments, subject to certain limitations. Participants who leave the Company may allow their balances to remain in the Plan if their account balance is greater than $5,000.

   Administration
   Certain administrative expenses, comprising fees for administrative services, are paid by the Plan and allocated to participant accounts based on account balances. Remaining administrative expenses, such as accounting, trustee and legal fees, are paid by the Company.

2.   Summary of Significant Accounting Policies

   Investment Valuation and Income Recognition
   The financial statements of the Plan are prepared under the accrual method of accounting. The fair values of the Plan’s mutual fund investments and common stocks are determined by quoted market prices on the last day of the Plan year. Participant loans are stated at cost which approximates fair value. Investment transactions are recorded as of the trade date.

   Use of Estimates
   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets.
	December 31,
	2005	2004

Davis New York Venture Fund, Inc.	$31,118,981	$30,284,815
Merrill Lynch Retirement Preservation Trust	23,802,077	22,851,538
Merrill Lynch Equity Index Trust	11,061,189	11,156,239
Pimco Total Return Fund Class A	10,301,909	7,985,021
American Growth Fund of America	9,737,472	7,686,036
AIM International Growth Fund	8,473,427	7,284,307
Van Kampen Growth & Income Fund Class A	6,705,863	*
Borders Group, Inc. Common Stock	*	7,504,466

* Less than 5% of the Plan’s net assets

    During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Mutual funds	$4,793,903
Common stocks	(1,053,903)
$3,740,000

Borders Group, Inc. Savings Plan
Notes to Financial Statements

4.  Plan Termination

   Although the Company has expressed no intent to do so, the Company has reserved the right to terminate the Plan or to permanently discontinue making contributions to the Plan by resolution of its Board of Directors. Upon Plan termination or the complete discontinuance of Company contributions, all interests of participants will remain fully vested and nonforfeitable. The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

5.  Risks and Uncertainties

   The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.  Tax Status of Plan

   The Plan has received a determination letter from the Internal Revenue Service dated August 12, 2002, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (“Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Borders Group, Inc. Savings Plan
Schedule of Assets (Held at End of Year)

EIN # 38-3294588                 Schedule H, Line4i
Plan # 001
December 31, 2005

	Identity of issuer, borrower, lessor, or similar party			Cost	Current Value

	Davis New York Venture Fund, Inc.	923,411.914	Shares	**	$ 31,118,981
*	Merrill Lynch Retirement Preservation Trust	23,802,076.962	Shares	**	23,802,077
*	Merrill Lynch Equity Index Trust	118,873.601	Shares	**	11,061,189
	Pimco Total Return Fund Class A	981,134.217	Shares	**	10,301,909
	American Growth Fund of America	319,261.364	Shares	**	9,737,472
	AIM International Growth Fund	360,878.493	Shares	**	8,473,427
	Van Kampen Growth & Income Fund Class A	326,478.217	Shares	**	6,705,863
*	Borders Group, Inc. Common Stock	291,516.454	Shares	**	6,317,162
	Columbia International Value Fund Class A	270,559.731	Shares	**	6,103,827
	Franklin Small Cap Growth Fund II Class A	357,719.662	Shares	**	4,424,992
	Goldman Sachs Mid Cap Value Fund Class A	103,316.869	Shares	**	3,616,090
	Mainstay Small Cap Opportunity Fund Class A	149,979.323	Shares	**	2,735,623
	Alger Midcap Growth Institutional Port	113,608.346	Shares	**	1,899,531
	Kmart Corporation Common Stock	69,054.869	Shares	**	7
*	Participants Loans	5.0% - 10.50%	Interest rate	**	2,624,702

*	Party-in-interest
**	Cost information is not included, as it is no longer required by the Department of Labor for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed by the undersigned thereunto duly authorized.

Date: June 28, 2006                                          Borders Group, Inc. Savings Plan
(Name of the Plan)

By: SAVINGS PLAN COMMITTEE
/s/ Edward W. Wilhelm
Edward W. Wilhelm
Senior Vice President and
Chief Financial Officer
(Principal Financial and
Accounting Officer)

EXHIBIT INDEX
DESCRIPTION OF EXHIBITS

Exhibits:
23	Consent of Independent Registered Public Accounting Firm.